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                                                                                                      Exhibit 1
IGEN International, Inc.
---------------------------------------------------------------------------------------------------------------
1602 Industrial Drive, Gaithersburg, MD 20877 Tel: (301) 984-8000 Fax: (301) 947-6995



FOR IMMEDIATE RELEASE
---------------------

CONTACT:
George V. Migausky                                  Noonan/Russo Communications
Vice President and                                  Amy Martini (investor), ext. 255
Chief Financial Officer                             Neil Cohen (media), ext. 205
(301)984-8000                                       (212) 696-4455


                     IGEN REPORTS FISCAL YEAR 1997 RESULTS

Gaithersburg, MD, May 14, 1997--IGEN International, Inc. (NASDAQ: IGEN) reported financial results today for the fourth quarter and the fiscal year ended March 31, 1997. Total revenues were $2.2 million and $16 million for the fourth quarter and fiscal year 1997, respectively, as compared to total revenues for fiscal 1996 of $4.4 million for the fourth quarter and $15.9 million for the fiscal year. The Company reported a net loss of $4.4 million ($0.29 per share) for the quarter ended March 31, 1997 and $9.9 million ($0.66 per share) for fiscal 1997, as compared to a net loss for the fourth quarter of 1996 of $2 million ($0.14 per share) and $7.6 million ($0.52 per share) for the fiscal year.

Total fiscal 1997 revenue of $16 million reflects a change in the revenue mix as compared to prior years. Fees from licenses and for contract research declined by $2.5 million in fiscal 1997 to $8.8 million as fixed license payments from Boehringer Mannheim were completed. Revenue from product sales and royalties increased by $2.6 million to $7.2 million in fiscal 1997. This transition occurred primarily in the fourth quarter of fiscal 1997 as license and contract revenue declined by $2.7 million as compared to 1996, while product sales and royalty income increased by $500,000.

The increase in fiscal 1997 revenues is due to both product sales and royalty income. Product sales increased to $6.4 million in fiscal 1997 from $4.6 million in 1996. The increase in royalty income is directly attributable to royalties generated through the Company's License Agreement with Boehringer Mannheim GmbH. Boehringer Mannheim recently launched its Elecsys series of immunodiagnostic products which are based on the Company's ORIGEN-Registered Trademark- technology. Through March 31, 1997, Boehringer Mannheim has more than 1,000 customer installations of its Elecsys 2010/1010 systems.

Operating costs declined to $6.5 million in the fourth quarter of fiscal
1997 from $6.7 million in the prior year. Annual operating expenses in fiscal 1997 were $26.5 compared with $24.7 million in fiscal 1996 which represents a $1.8 million increase. These costs include marketing, general and administrative expenses which increased $400,000 and $2.2 million for the quarter and year ended March 31, 1997 when compared with the same prior year periods. These level of costs resulted primarily from increased marketing
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efforts associated with the ORIGEN Detection System and administrative costs associated with the Company's re-incorporation in the State of Delaware.

At March 31, 1997, the Company had $9 million in cash and investments with total assets of $17.8 million.

IGEN develops, manufactures and markets diagnostic systems utilizing its patented ORIGEN technology, which is based on electrochemiluminescence. The ORIGEN technology provides uniform assay formats for conducting a multitude of diagnostic tests, including immunoassay, nucleic acid probe and clinical chemistry tests. Products using the ORIGEN technology include systems marketed by IGEN and its corporate partners, Boehringer Mannheim and Organon Teknika.

STATEMENTS IN THIS RELEASE THAT RELATE TO PRODUCTS, CUSTOMERS, REVENUE
GROWTH AND TRENDS IN FINANCIAL OR OPERATIONAL PERFORMANCE MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS MIGHT DIFFER MATERIALLY FROM THESE STATEMENTS DUE TO RISKS AND UNCERTAINTIES, INCLUDING THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT AND MARKET ACCEPTANCE OF NEW PRODUCTS, MARKET CONDITIONS AND ENFORCEMENT OF INTELLECTUAL PROPERTY RIGHTS. A MORE DETAILED DESCRIPTION OF THESE RISKS AND OTHER RISKS APPLICABLE TO IGEN APPEARS IN IGEN'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED MARCH 31, 1996, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND AVAILABLE UPON REQUEST FROM IGEN. IGEN DISCLAIMS ANY INTENT OR OBLIGATION TO UPDATE THESE FORWARD LOOKING STATEMENTS.

IGEN and ORIGEN are registered trademarks of IGEN International, Inc.

                       (Financial data follows)

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                                              IGEN International, Inc.
                                              Statements Of Operations
                                       (In thousands, except per share date)
                                                   (Unaudited)

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                                                                          THREE MONTHS ENDED        YEAR ENDED
                                                                               MARCH 31              MARCH 31
                                                                         --------------------  --------------------
                                                                           1997       1996       1997       1996
                                                                         ---------  ---------  ---------  ---------
REVENUES
  License fees and contract revenue....................................  $      70  $   2,752  $   8,802  $  11,266
  Product sales........................................................      1,328      1,588      6,360      4,583
  Royalty income.......................................................        756         32        843         75
                                                                         ---------  ---------  ---------  ---------
    Total..............................................................      2,154      4,372     16,005     15,924
                                                                         ---------  ---------  ---------  ---------
OPERATING COSTS AND EXPENSES
  Product costs........................................................        479        503      2,448      1,848
  Research and development.............................................      3,081      3,671     13,114     14,078
  Marketing, general and administrative................................      2,919      2,484     10,910      8,725
                                                                         ---------  ---------  ---------  ---------
    Total..............................................................      6,479      6,658     26,472     24,651
                                                                         ---------  ---------  ---------  ---------
LOSS FROM OPERATIONS...................................................     (4,325)    (2,286)   (10,467)    (8,727)
INTEREST (EXPENSE) INCOME--NET.........................................        (85)       265        586      1,079
                                                                         ---------  ---------  ---------  ---------
NET LOSS...............................................................  $  (4,410) $  (2,021) $  (9,881) $  (7,648)
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------
NET LOSS PER SHARE.....................................................  $    (.29) $    (.14) $    (.66) $    (.52)
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------
SHARES USED IN COMPUTING NET LOSS PER SHARE............................     14,983     14,894     14,959     14,779
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------
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                                        Summary Balance Sheet Data
                                            (In Thousands)

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                                                                             MARCH      MARCH
                                                                             1997       1996
                                                                           ---------  ---------
CASH AND SHORT TERM INVESTMENTS..........................................  $   9,044  $  20,217
TOTAL ASSETS.............................................................     17,794     29,276
SHAREHOLDERS' EQUITY.....................................................      7,882     17,435

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